Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Mary Stutts Ph: 650-794-4403	Jonathan Birt Ph: 212-850-5664 or Ph: 44-20-7269-7205 Niamh Lyons Ph: 353-1-663-3602

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2008 RESULTS

Dublin, Ireland, February 10, 2009 – Elan Corporation, plc, today reported its fourth quarter and full-year 2008 results, highlighted by a 32% increase in full-year 2008 revenue to $1.0 billion, compared to $759.4 million for the same period in 2007, and significant advances in the Company’s biopharmaceutical and drug technology business units.

Elan chief executive officer Kelly Martin said that in 2008 Elan made tangible, measurable progress in moving the company forward, noting, “Financial results improved, clinical programs advanced within our therapeutic areas, our science and discovery programs continued to progress, and we had growth in both of our business units—Biopharmaceuticals and Elan Drug Technologies.” Mr. Martin added that Elan remains committed to building the leading neuroscience-based biopharmaceutical company in the world, complementing its already-leading drug technology venture. “Our focus on science and patients has never been greater,” Mr. Martin said, “and we are committed to demonstrating further progress in 2009.”

Elan executive vice president and chief financial officer Shane Cooke said that the Company was pleased to have met or exceeded all of its financial targets for 2008. Mr. Cooke said that revenues grew by more than 32% to $1.0 billion, led by a solid performance from Tysabri. Combined with improved operating margins and strong cost management, this led to the Company reporting positive Adjusted EBITDA for the full-year 2008, which is earlier than previously guided.  At the end of 2008, cash and investments stood at almost $450 million, ahead of the $300 million to $400 million guided in February 2008.  The net loss for the year decreased by 82% to $71.0 million as a result of improved operating performance; the recognition of a deferred tax asset of $236.6 million in 2008 as a result of the group’s U.S.-based operations turning profitable; and the inclusion of an impairment charge of $52.2 million in 2007.

Mr. Cooke added, “For 2009, we will continue to focus on reducing our cash burn, derisking our balance sheet and advancing our pipeline.”  Mr. Cooke also noted that Elan had announced last month that it had initiated a review of its strategic alternatives, the goal of which is to secure access to financial resources and commercial infrastructure that would enable Elan to accelerate the development and commercialization of its extensive pipeline and product portfolio while maximizing the ability of its shareholders to participate in the resulting longer-term value creation.

Unaudited Consolidated U.S. GAAP Income Statement Data

Three Months Ended December 31			Twelve Months Ended December 31
2007 US$m	2008 US$m		2007 US$m	2008 US$m
		Revenue (see page 8)
206.7	264.8	Product revenue	728.6	980.2
11.6	5.0	Contract revenue	30.8	20.0
218.3	269.8	Total revenue	759.4	1,000.2
97.8	124.9	Cost of goods sold	337.9	491.8
120.5	144.9	Gross margin (see page 15)	421.5	508.4

		Operating Expenses (see page 15)
80.8	62.7	Selling, general and administrative	341.8	289.0
80.4	84.0	Research and development	260.4	328.7
3.2	20.8	Other net charges	84.6	34.2
164.4	167.5	Total operating expenses	686.8	651.9
(43.9)	(22.6)	Operating loss	(265.3)	(143.5)

		Net Interest and Investment Losses (see page 17)
33.5	31.1	Net interest expense	113.1	132.0
2.4	10.8	Net investment losses	0.9	21.8
—	—	Net charge on debt retirement	18.8	—
35.9	41.9	Net interest and investment losses	132.8	153.8

(79.8)	(64.5)	Net loss from continuing operations before tax	(398.1)	(297.3)
3.7	2.6	Provision for income taxes	6.9	10.3
—	(236.6)	Tax benefit (see page 17)	—	(236.6)
(83.5)	169.5	Net income/(loss)	(405.0)	(71.0)

(0.18)	0.36	Basic net income/(loss) per ordinary share	(0.86)	(0.15)
469.9	474.7	Basic weighted average number of ordinary shares outstanding (in millions)	468.3	473.5

(0.18)	0.36	Diluted net income/(loss) per ordinary share	(0.86)	(0.15)
469.9	477.1	Diluted weighted average number of ordinary shares outstanding (in millions)	468.3	473.5

Unaudited Non-GAAP Financial Information – EBITDA

Three Months Ended December 31		Non-GAAP Financial Information Reconciliation Schedule	Twelve Months Ended December 31
2007 US$m	2008 US$m		2007 US$m	2008 US$m

(83.5)	169.5	Net income/(loss)	(405.0)	(71.0)
33.5	31.1	Net interest expense	113.1	132.0
3.7	2.6	Provision for income taxes	6.9	10.3
—	(236.6)	Tax benefit	—	(236.6)
28.6	18.0	Depreciation and amortization	170.3	70.1
(1.6)	—	Amortized fees	(11.2)	(2.5)
(19.3)	(15.4)	EBITDA	(125.9)	(97.7)

Three Months Ended December 31		Non-GAAP Financial Information Reconciliation Schedule	Twelve Months Ended December 31
2007 US$m	2008 US$m		2007 US$m	2008 US$m
(19.3)	(15.4)	EBITDA	(125.9)	(97.7)
10.7	10.5	Share-based compensation	43.4	46.0
3.2	20.8	Other net charges	32.4	34.2
2.4	10.8	Net investment losses	0.9	21.8
—	—	Net charge on debt retirement	18.8	—
(3.0)	26.7	Adjusted EBITDA	(30.4)	4.3

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net income or loss plus or minus depreciation and amortization of costs and revenues, provisions for income tax, tax benefit and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, other net charges, net investment gains or losses and net charge on debt retirement.  EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2007 US$m	December 31 2008 US$m
Assets
Current Assets
Cash and cash equivalents	423.5	375.3
Restricted cash — current	20.1	20.2
Investment securities — current	276.9	30.5
Deferred tax assets — current	4.6	95.9
Prepaid and other current assets	191.3	240.1
Total current assets	916.4	762.0

Non-Current Assets
Intangible assets, net	457.6	553.9
Property, plant and equipment, net	328.9	351.8
Investment securities — non-current	22.5	8.1
Deferred tax assets — non-current	—	145.3
Restricted cash — non-current	9.5	15.0
Other assets	46.5	31.5
Total Assets	1,781.4	1,867.6

Liabilities and Shareholders’ Deficit
Accounts payable, accrued and other liabilities	251.1	334.8
Long-term debt	1,765.0	1,765.0
Shareholders’ deficit(1) (see page 18)	(234.7)	(232.2)
Total Liabilities and Shareholders’ Deficit	1,781.4	1,867.6

 (1) Elan’s debt covenants do not require it to maintain or adhere to any specific financial ratios.  Consequently, the shareholders’ deficit has no impact on Elan’s ability to comply with its debt covenants.

Unaudited Consolidated U.S. GAAP Cash Flow Data

Three Months Ended December 31			Twelve Months Ended December 31
2007 US$m	2008 US$m		2007 US$m	2008 US$m

20.3	38.8	Cash flows from operating activities	(0.1)	(14.1)
(64.3)	(63.1)	Movement on debt interest and tax	(174.4)	(148.4)
(34.7)	(29.7)	Working capital movement	7.1	(31.8)
(10.5)	(27.2)	Net purchases of tangible and intangible assets	(28.5)	(137.9)
(278.4)	11.8	Net proceeds from sale of investments	(286.9)	236.0
—	—	Net proceeds from product divestment	4.0	2.0
7.1	—	Cash flows from financing activities	(601.5)	51.6
(0.8)	0.6	Restricted cash movement	(6.8)	(5.6)
(361.3)	(68.8)	Net cash movement	(1,087.1)	(48.2)
784.8	444.1	Beginning cash balance	1,510.6	423.5
423.5	375.3	Cash and cash equivalents at end of period	423.5	375.3

Overview

Operating Results

Total revenue for the full-year 2008 increased by 32% to $1.0 billion, compared to $759.4 million for the same period in 2007.  Revenue from the Biopharmaceuticals business grew by 51% for the full-year 2008 while revenue from the Elan Drug Technologies (EDT) business increased by 2% for the full-year 2008. The increase in revenue from the Biopharmaceuticals business was driven by a strong performance from Tysabri®, more than offsetting reduced sales of Maxipime® following the introduction of generic competition in 2007.  Elan’s recorded sales of Tysabri increased 140% to $557.1 million for the full-year 2008, from $231.7 million for the full-year 2007, consistent with the 137% growth in global in-market net sales of Tysabri to $813.0 million in the full-year 2008.

For the full-year 2008, the net loss decreased by 82% to $71.0 million from $405.0 million for the full-year 2007.  The decrease in the net loss resulted from improved operating performance, the recognition of a net deferred tax asset in 2008 of $236.6 million, and reduced other net charges as a result of the inclusion of an impairment charge of $52.2 million in 2007 related to the introduction of a generic competitor to Maxipime, partially offset by increased net interest expense and investment losses.

The operating loss before other net charges for the full year 2008 was $109.3 million, a decrease of 40% from the $180.7 million for the full-year 2007.  This improved operating performance was driven by a 32% increase in revenue while selling, general and administrative (SG&A) expenses and research and development (R&D) costs combined increased by only 3%.  The gross margin percentage fell from 56% to 51% as a result of the increasing proportion of sales from Tysabri.  The tax benefit of $236.6 million resulted from the release of a valuation allowance as Elan expects to utilize its deferred tax assets in the United States (U.S.), as further described on page 17.

For the full-year 2008, the gross margin was $508.4 million, compared to $421.5 million for the full-year 2007.  The increased gross margin was driven by significantly higher sales of Tysabri, which more than offset the loss of gross margin as a result of reduced sales of Maxipime.

Although total revenue increased for the full-year 2008 by 32%, SG&A expenses declined by 15%, reflecting reduced sales and marketing costs and amortization expense relating to Maxipime and Azactam®, and the operating leverage associated with Tysabri.  SG&A expenses as a percentage of sales fell from 45% for the full-year 2007 to 29% for the full-year 2008.  Total R&D expenses for the full-year 2008 increased by 26% from 2007 levels, primarily related to the clinical advancement of Elan’s Alzheimer’s disease programs.

For the fourth quarter of 2008, Elan reported net income of $169.5 million, compared to a net loss of $83.5 million for the fourth quarter of 2007. The net income was driven primarily by an improved operating performance and a $236.6 million tax benefit as discussed further on page 17, offset partially by other net charges related to the realignment of commercial activities related to Tysabri for Crohn’s disease (CD) and the announced closure of offices in New York and Tokyo.  The improved operating performance resulted from a 24% increase in revenue and a 22% decline in SG&A expenses.  The revenue growth was primarily driven by the Biopharmaceuticals business, which grew by 29%.  The operating costs in the fourth quarter benefited from year-end adjustments related to compensation and benefits and a strong performance from EDT.

Adjusted EBITDA

For the full-year 2008, Elan reported Adjusted EBITDA of $4.3 million, compared to Adjusted EBITDA losses of $30.4 million in the same period 2007. The improvement reflects the improved operating performance described above and reflects the significant operating leverage associated with Tysabri, where revenue increased 139% to $557.1 million for the full-year 2008 from $232.8 million for the full-year 2007.

For the fourth quarter of 2008, Adjusted EBITDA was $26.7 million, compared to Adjusted EBITDA losses of $3.0 million for the same period of 2007.  The improvement principally reflects the 24% increase in revenue and improved operating margins.  The quarter benefited from a strong performance from the EDT business and reduced operating expenses due to year-end adjustments to compensation and benefits.

A reconciliation of Adjusted EBITDA to net income/(loss), is presented in the table titled, “Unaudited Non-GAAP Financial Information – EBITDA,” included on page 3. Included at Appendices I and II are further analyses of the results and Adjusted EBITDA between the Biopharmaceuticals business and the EDT business.

Guidance

Elan expects revenues to grow by double-digit percentages, to be Adjusted EBITDA profitable for the full-year 2009, and to end the year with cash and investment balances in the region of $200 million.

Strategic Alternatives

On January 13, 2009, Elan announced that the Board of Directors had engaged an investment bank to conduct, in conjunction with executive management and other external advisors, a review of Elan’s strategic alternatives. The purpose of the engagement is to secure access to financial resources and commercial infrastructure that would enable Elan to accelerate the development and commercialization of its extensive pipeline and product portfolio while maximizing the ability of its shareholders to participate in the resulting longer-term value creation. The range of alternatives that will be assessed could include a minority investment, strategic alliance, merger or sale.

Elan is committed to completing its review of potential alternatives as promptly as practicable.  However, there can be no assurances that any particular alternative will be pursued or that any transaction will occur, or on what terms.  Elan does not plan to release additional information about the status of the review of alternatives until a definitive agreement is entered into or the process is otherwise completed.

Total Revenue

For the full-year 2008, total revenue increased 32% to $1.0 billion from $759.4 million for the full-year 2007.  Total revenue for the fourth quarter of 2008 increased 24% to $269.8 million from $218.3 million for the same period of 2007.  The increases for the full-year and fourth quarter of 2008 were primarily driven by the strong growth of Tysabri.  Revenue from the Biopharmaceuticals business increased by 51% for the full-year 2008 and 29% for the fourth quarter of 2008 (see page 9), while revenue from the EDT business increased by 2% for the full-year 2008 and 14% for the fourth quarter of 2008 (see page 12). Revenue is analyzed below between revenue from the Biopharmaceuticals and EDT business units.

Three Months Ended December 31			Twelve Months Ended December 31
2007 US$m	2008 US$m		2007 US$m	2008 US$m
140.3	180.6	Revenue from the Biopharmaceuticals business	463.9	698.6
78.0	89.2	Revenue from the EDT business	295.5	301.6
218.3	269.8	Total revenue	759.4	1,000.2

Revenue from the Biopharmaceuticals business

For the full-year 2008, revenue from the Biopharmaceuticals business unit increased by 51% to $698.6 million from $463.9 million for the full-year 2007.  For the fourth quarter of 2008, revenue from the Biopharmaceuticals business unit increased by 29% to $180.6 million from $140.3 million for the fourth quarter of 2007.  The increases for both of the periods were primarily driven by strong growth in Tysabri, which more than compensated for reduced sales of Maxipime, which has been adversely impacted by the introduction of generic competition in 2007.

Three Months Ended December 31			Twelve Months Ended December 31
2007 US$m	2008 US$m		2007 US$m	2008 US$m

		Product revenue
76.3	114.6	Tysabri – U.S.	217.4	421.6
14.3	37.6	Tysabri – Rest of world (ROW)	14.3	135.5
90.6	152.2	Total Tysabri	231.7	557.1
23.4	20.8	Azactam	86.3	96.9
15.8	3.1	Maxipime	122.5	27.1
4.1	4.4	Prialt®	12.3	16.5
1.2	0.1	Royalties	1.8	1.0
135.1	180.6	Total product revenue	454.6	698.6

5.2	—	Contract revenue	9.3	—

140.3	180.6	Total revenue from Biopharmaceuticals business	463.9	698.6

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2007 US$m	2008 US$m		2007 US$m	2008 US$m
76.3	114.6	United States	217.4	421.6
52.8	101.7	ROW	125.5	391.4
129.1	216.3	Total Tysabri in-market net sales	342.9	813.0

For the full-year 2008, Tysabri in-market net sales increased by 137% to $813.0 million from $342.9 million for the full-year 2007. For the fourth quarter of 2008, Tysabri in-market net sales increased by 68% to $216.3 million from $129.1 million for the same period of 2007.  The increases for both of the periods reflect strong patient demand across global markets.  At the end of December 2008, approximately 37,600 patients were on therapy worldwide, including approximately 20,200 commercial patients in the United States and approximately 16,900 commercial patients in the ROW, representing an increase of 6% over the approximately 35,500 patients who were on therapy at the end of September 2008, and more than 78% over the approximately 21,100 patients who were on therapy at the end of December 2007.

Cumulatively, in the post-marketing setting approximately 48,300 patients have been treated with TYSABRI as of the end of December 2008.  Of those patients, approximately 20,000 have received at least one year of TYSABRI therapy, approximately 10,700 patients have received at least 18 months of TYSABRI therapy, and 4,300 patients have received at least 24 months of TYSABRI therapy.  In the post marketing setting, five cases of progressive multifocal leukoencephalopathy (PML) have occurred in Tysabri-treated MS patients.

Tysabri was developed and is being marketed in collaboration with Biogen Idec Inc. (Biogen Idec).  In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri.  Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market.  Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.

As a result of the strong growth in Tysabri sales, in July 2008, Elan made an optional payment of $75.0 million to Biogen Idec in order to maintain an approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700 million.  In addition, Elan exercised its option to pay a further $50.0 million milestone to Biogen Idec in order to maintain its percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. This $50.0 million payment was made in January 2009 and was included in intangible assets and accrued other liabilities on Elan’s December 31, 2008 balance sheet. The intangible asset will be amortized on a straight line basis over approximately 11 years.  There are no further milestone payments required for Elan to retain its approximate 50% profit share.

Tysabri – U.S.

In the U.S. market, Elan recorded net sales of $421.6 million for the full-year 2008 and $114.6 million for the fourth quarter of 2008.  Almost all of these sales are in relation to the MS indication.

As of the end of December 2008, approximately 20,200 patients were on commercial therapy, which represents an increase of 57%, since the end of December 2007.

On January 14, 2008, the U.S. Food and Drug Administration (FDA) approved the supplemental Biologics License Application for Tysabri for the treatment of patients with CD, and Tysabri was launched in this indication at the end of the first quarter of 2008.  On December 12, 2008, Elan announced a realignment of its commercial activities in Tysabri for CD, shifting its efforts from a traditional sales model to a model based on clinical support and education.

Tysabri – ROW

As previously mentioned, in the ROW market, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.  As a result, in the ROW market, Elan recorded net revenue of $135.5 million for the full-year 2008 and $37.6 million for the fourth quarter of 2008, compared to $14.3 million for both the full-year and fourth quarter of 2007.  Elan’s net Tysabri ROW revenue is calculated as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2007 US$m	2008 US$m		2007 US$m	2008 US$m
52.8	101.7	ROW in-market sales by Biogen Idec	125.5	391.4
(43.0)	(56.0)	ROW operating expenses incurred by Elan and Biogen Idec	(138.1)	(236.9)
9.8	45.7	ROW operating profit/(loss) generated/(incurred) by Elan and Biogen Idec	(12.6)	154.5
4.9	22.9	Elan’s 50% share of Tysabri ROW collaboration operating profit/(loss)	(6.3)	77.3
9.4	14.7	Elan’s directly incurred costs	20.6	58.2
14.3	37.6	Net Tysabri ROW revenue	14.3	135.5

As of the end of December 2008, approximately 16,900 patients, principally in the European Union (EU), were on commercial therapy, an increase of 10% over the approximately 15,300 who were on therapy at the end of September 2008, and an increase of 125% over the approximately 7,500 who were on therapy at the end of December 2007.

Other Biopharmaceuticals products

For the full-year 2008, revenue from Azactam increased 12% to $96.9 million, compared to $86.3 million for the same period of 2007, mainly reflecting increased pricing.   Azactam revenue decreased 11% to $20.8 million for the fourth quarter of 2008, compared to $23.4 million for the same period of 2007.  The decrease was principally due to supply shortages. Azactam lost its patent exclusivity in October 2005 and its future sales are expected to be negatively impacted by generic competition. However, no generic form of Azactam has been approved to date and none is anticipated through 2009.

For the full-year 2008, revenue from Maxipime decreased 78% to $27.1 million from $122.5 million for the full-year 2007.  Maxipime revenue decreased 80% to $3.1 million for the fourth quarter of 2008 from $15.8 million for the fourth quarter of 2007.  The decreases for both of the periods were principally due to generic competition. The first generic cefepime hydrochloride was launched in June 2007, and additional generic forms of Maxipime have since been launched.

For the full-year 2008, revenue from Prialt was $16.5 million, compared to $12.3 million for the full-year 2007, an increase of 34%.  Prialt revenue was $4.4 million for the fourth quarter of 2008, compared to $4.1 million for the same period of 2007, an increase of 7%.  The increases were primarily due to higher demand for the product.

Revenue from the EDT business

For the full-year 2008, revenue from the EDT business unit was $301.6 million, an increase of 2% over  $295.5 million for the full-year 2007.  Revenue from the EDT business unit increased by 14% to $89.2 million for the fourth quarter of 2008 from $78.0 million for the fourth quarter of 2007.

Three Months Ended December 31			Twelve Months Ended December 31
2007 US$m	2008 US$m		2007 US$m	2008 US$m
		Product revenue
		Manufacturing revenue and royalties
20.3	22.1	Tricor®	62.5	67.7
11.2	11.4	Skelaxin®	39.3	39.7
5.4	7.8	Focalin® XR / RitalinLA®	28.4	33.5
8.0	7.8	Verelan®	28.5	24.6
3.2	3.3	Diltiazem®	18.7	13.7
2.8	0.7	Zanaflex®	13.1	12.8
20.7	31.1	Other	79.0	89.6
71.6	84.2	Total manufacturing revenue and royalties	269.5	281.6

—	—	Amortized revenue – Adalat®	4.5	—
71.6	84.2	Total product revenue	274.0	281.6

		Contract revenue
1.0	—	Amortized fees	4.3	2.4
5.4	5.0	Research revenue and milestones	17.2	17.6
6.4	5.0	Total contract revenue	21.5	20.0

78.0	89.2	Total revenue from the EDT business	295.5	301.6

Manufacturing revenue and royalties comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate Elan’s technologies. Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties for the full-year or the fourth quarter of 2008 or 2007.  Of the total of $281.6 million for the full-year 2008 (2007: $269.5 million) in manufacturing revenue and royalties, 47% (2007: also 47%) consisted of royalties received on products that were not manufactured by Elan.  For the fourth quarter of 2008, of the total of $84.2 million (2007: $71.6 million) in manufacturing revenue and royalties, 47% (2007: 52%) consisted of royalties received on products that were not manufactured by Elan.

Potential generic competitors have challenged the existing patent protection for several of the products from which Elan earns manufacturing revenue and royalties. Elan and its clients defend the parties’ intellectual property rights vigorously. However, if these challenges are successful, Elan’s manufacturing revenue and royalties will be materially and adversely affected.

EDT continued to make positive progress on its development pipeline with its clients during 2008 including:

•	Jazz Pharmaceuticals Inc. received FDA approval in February and launched LUVOX CR® (fluvoxamine maleate) Extended-Release Capsules for the treatment of social anxiety disorder and obsessive compulsive disorder in adults in the United States. LUVOX CR is manufactured by EDT and incorporates EDT’s proprietary SODAS® (Spheroidal Oral Drug Absorption System) technology designed to minimize peak-to-trough plasma level fluctuations over a 24-hour period.

•
Acorda Therapeutics, Inc. successfully completed its Phase 3 clinical development program to assess Fampridine SR’s safety and efficacy in improving the walking ability of people with MS.  A New Drug Application (NDA) for Fampridine SR was submitted to the FDA on January 30, 2009.  Fampridine SR incorporates EDT’s proprietary MXDAS® (Matrix Drug Absorption System) technology and is a sustained-release tablet formulation of the investigational drug fampridine (4-aminopyridine or 4-AP) and will be manufactured by EDT if it is approved.

•
Johnson & Johnson Pharmaceutical Research & Development, L.L.C. announced in August 2008 that the FDA issued a complete response letter for paliperidone palmitate for the treatment of schizophrenia requesting additional data before it will approve the NDA.  No additional studies were requested. Last week, Johnson & Johnson submitted its response to the FDA complete response letter. Paliperidone palmitate, an investigational once-monthly atypical antipsychotic intramuscular injection for treating schizophrenia and preventing recurrence of its symptoms, incorporates EDT’s proprietary NanoCrystal® Technology.

•
MAP Pharmaceuticals, Inc. Unit Dose Budesonide (UDB) is being developed for the potential treatment of asthma in children and incorporates EDT’s proprietary NanoCrystal Technology. The initial UDB Phase 3 clinical trial completed enrollment in September 2008, and all patients have completed the treatment period. In December 2008, MAP entered into a worldwide collaboration with AstraZeneca plc to develop and commercialize UDB.  UDB will be manufactured by EDT if it is approved.

During the year, Elan completed an evaluation of the strategic options for a more formal separation of the EDT business.  Given the dislocation and uncertainty in the financial and credit markets, Elan has decided to retain the EDT business for the foreseeable future.

Additional analyses of the results between the Biopharmaceuticals and EDT business units are set out in Appendices I and II.  For the full-year 2008, EDT recorded Adjusted EBITDA of $129.8 million, compared to $126.2 million for the full-year 2007.  Adjusted EBITDA for the fourth quarter of 2008 increased by 40% to $51.1 million from $36.6 million for the same period of 2007.  EDT revenues, and their impact on Adjusted EBITDA, vary from quarter to quarter based on a number of factors including the timing of customer orders and contractual in-market sales hurdles for royalties.  In addition, Adjusted

EBITDA for EDT in the fourth quarter of 2008 benefited from reduced litigation expenses, compared to the same period in 2007.

Gross Margin

For the full-year 2008, the gross margin was $508.4 million, compared to $421.5 million for the full-year 2007.  The gross margin was $144.9 million for the fourth quarter of 2008, compared to $120.5 million for the same quarter of 2007. The increases for both of the periods result principally from higher sales of Tysabri, partially offset by lower sales of Maxipime.

For the full-year 2008, total gross margin as a percentage of revenue was 51%, compared to 56% for the full-year 2007.  The total gross margin as a percentage of revenue was 54% for the fourth quarter of 2008, compared to 55% for the same period of 2007.  The decreases for both of the periods were due principally to the change in the mix of product sales, including the impact of Tysabri and Maxipime as described above.

Operating Expenses

Selling, general and administrative

For the full-year 2008, SG&A expenses decreased by 15% to $289.0 million from $341.8 million for the full-year 2007.  For the fourth quarter of 2008, SG&A expenses decreased by 22% to $62.7 million from $80.8 million for the same period of 2007.  The decreases for both of the comparative periods principally reflect reduced sales and marketing costs and amortization expense related to Maxipime and Azactam.  The fourth quarter 2008 also benefited from year-end adjustments to compensation and benefits and a strong performance from EDT, and can be analyzed as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2007 US$m	2008 US$m		2007 US$m	2008 US$m
48.6	46.3	Biopharmaceuticals	214.1	206.7
10.7	6.4	EDT	39.1	38.4
15.0	4.5	Depreciation and amortization	64.7	18.9
6.5	5.5	Share-based compensation	23.9	25.0
80.8	62.7	Total	341.8	289.0

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 11.

Research and development

For the full-year 2008, R&D expenses were $328.7 million, compared to $260.4 million for the full-year 2007, an increase of 26%.  For the fourth quarter of 2008, R&D expenses increased 4% to $84.0 million from $80.4 million for the same period of 2007.  The increases for both of the periods were primarily due to increased expenses associated with the progression of Elan’s Alzheimer’s disease programs, including the advancement of bapineuzumab into Phase 3 clinical trials and the advancement of ELND-005 into Phase 2 clinical trials.  The fourth quarter also benefited from year-end adjustments to compensation and benefits.

Other net charges
Other net charges for the three and twelve months ended December 31, 2008 and 2007 were as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2007 US$m	2008 US$m		2007 US$m	2008 US$m
3.2	15.9	Severance and restructuring	32.4	22.0
—	4.7	Legal settlement	—	4.7
—	0.2	Deferred transaction costs	—	7.5
—	—	Maxipime/Azactam asset impairment	52.2	—
3.2	20.8	Total	84.6	34.2

For the full-year 2008, other net charges of $34.2 million primarily consists of severance and restructuring charges of $22.0 million principally for the realignment of Elan’s commercial activities in Tysabri for CD and the announced closure of its offices in New York and Tokyo.  The legal settlement of $4.7 million, net of insurance coverage, relates to several shareholder class action lawsuits, commencing in 1999 against Dura Pharmaceuticals, Inc. (Dura), one of Elan’s subsidiaries, and various then-current or former officers of Dura.  The actions, which alleged violations of the U.S. federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. The settlement has been reached in principle and without admission of fault by Dura.  The settlement is subject to finalization by the parties and to approval by the court. In addition, Elan wrote off $7.5 million of deferred transaction costs related to the evaluation of the strategic options associated with the potential separation of EDT.

For the full-year 2007, other net charges of $84.6 million consist, in part, of an impairment charge of $52.2 million relating to the Maxipime and Azactam intangible assets, arising from the approval of a first generic cefepime hydrochloride in June 2007 and an anticipated approval for a generic form of Azactam. The severance and restructuring charges of $32.4 million were principally related to the restructuring of Elan’s commercial infrastructure and the consolidation of its U.S. west coast locations.

Net interest and investment losses

For the full-year 2008, net interest and investment losses increased to $153.8 million from $132.8 million for the full-year 2007.  This increase was primarily due to an increase in investment impairment charges of $14.1 million and an increase in net interest expense of $18.9 million for the full-year 2008, compared to the full-year 2007. The investment impairment charges in 2008 primarily relate to an investment in a fund that was reclassified from cash equivalents to debt securities in December 2007, due to dislocations in the capital markets, and an investment in auction rate securities.  Net interest expense increased principally due to decreased interest income as a result of lower cash balances and reduced interest rates, partially offset by lower debt interest expense.  These increases were partially offset by a net charge on debt retirement of $18.8 million in the full-year 2007.

For the fourth quarter of 2008, net interest and investment losses increased to $41.9 million from $35.9 million for the fourth quarter of 2007.  This increase was primarily due to investment impairment charges and a decrease in interest income.

Tax benefit

Under U.S. GAAP, deferred tax assets (DTAs) or liabilities are determined based on the differences between the GAAP basis financial statements and tax basis of assets and liabilities using the tax rates projected to be in effect for the periods in which the differences are to be utilized.  DTAs are recognized for all deductible temporary differences and operating loss and tax credit carryforwards.  A valuation allowance is required for DTAs if, based on available evidence, it is more likely than not that all or some of the asset will not be realized due to the inability to generate sufficient future taxable income in the period. Because of cumulative taxable losses, Elan had maintained a valuation allowance against substantially all of its net DTAs until the fourth quarter of 2008.  However, as a result of the U.S. business generating cumulative earnings in recent years and projected profitability arising from the continued growth of the Biopharmaceutical business in the United States, Elan now believes there is evidence to support the generation of sufficient future taxable income to conclude that most U.S. DTAs are more likely than not realizable in future years.  Accordingly, $236.6 million of the U.S. valuation allowance was released in the fourth quarter of 2008, resulting in a tax benefit of $236.6 million and a net deferred tax asset of $241.2 million being included in the financial statements as of and for the year ended December 31, 2008.  The recognition of this deferred tax asset will result in Elan recording higher tax expense in future years as the asset is utilized to reduce cash taxes payable on U.S. taxable income in the future.

Movement in Shareholders’ Deficit

US$m
Balance at December 31, 2007	(234.7)
Net loss for the period	(71.0)
Share-based compensation	48.2
Issuance of share capital	50.0
Movement related to defined benefit plans	(23.6)
Other	(1.1)
Balance at December 31, 2008	(232.2)

Elan’s debt covenants do not require it to maintain or adhere to any specific financial ratios.  Consequently, the shareholders’ deficit has no impact on Elan’s ability to comply with its debt covenants.

Guidance

Elan is providing guidance as to its financial outlook for 2009.

During 2009, consistent with prior years, Elan will continue to rigorously manage its cost base while driving revenue growth.  Elan will adjust its business operations and functions to direct additional investments towards its innovative, late stage pipeline.  These adjustments will result in the elimination of headcount positions and are reflected in this guidance.

Total revenues are expected to grow by a double-digit percentage from our 2008 level driven by continued growth from Tysabri.

The gross profit margin is expected to be in the range of 45% to 50%, reflecting the increasing proportion of revenues from Tysabri.

Aggregate SG&A and R&D expenses are expected to be in the range of $625 million to $675 million.

Elan expects to be Adjusted EBITDA profitable for the full-year 2009, and to end the year with cash and investment balances in the region of $200 million.

Research and Development Update

During the course of 2008, Elan’s goal was to continue its progress throughout its R&D programs, including Alzheimer’s disease, Parkinson’s disease, MS and other neurodegenerative areas.

Alzheimer’s disease and other neurodegenerative diseases

Elan is focused on further enhancing its breakthrough basic and clinical research in Alzheimer’s disease, as well as other neurodegenerative diseases including Parkinson’s disease.  With bapineuzumab (AAB-001, a monoclonal antibody targeted against beta amyloid peptide), Elan and Wyeth have completed patient enrollment in the Carrier population (those carrying ApoE4 allele, a gene that codes for a protein that increases the risk of developing Alzheimer’s disease)  clinical study in the North American portion of the Phase 3 program. The ApoE4 Non-carrier study is still enrolling in North America.  Outside of North America, Phase 3 clinical trials are enrolling patients in many countries in both ApoE4 Carrier and Non-carrier studies.  In addition, we have begun dosing patients with a subcutaneous version of bapineuzumab in a Phase 2 trial.

The United States Patent and Trademark Office recently issued a Notice of Allowance to Elan’s collaboration partner, Transition Therapeutics, for a patent for ELND005 covering a method of treating Alzheimer’s disease.  The patent should be issued over the next several months and will expire in the year 2025 or later due to any patent term extensions.

Elan and Biogen Idec presented new Tysabri data at the World Congress on Treatment and Research in Multiple Sclerosis in Montreal, Canada on September 19, 2008.  This post hoc analysis provided the first evidence that Tysabri is associated with a significant improvement in functional outcome, rather than only slowing or preventing progression of disability, in those living with relapsing MS.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, the incidence of serious adverse events associated with Tysabri (including any additional cases of PML), and the potential for the successful development and commercialization of additional products; the potential of Elan’s other marketed products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful and the speed with which regulatory authorizations and product launches may be achieved; whether we will be able to enter into or consummate a definitive transaction as the result of our evaluation of strategic alternatives and our ability to maximize shareholder value through that process or any resulting transaction; whether the proposed acquisition of Wyeth by Pfizer Inc. will adversely affect our collaboration with Wyeth; competitive developments affecting Elan’s products (including, in particular, when Azactam will face generic competition); the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products; trade buying patterns; the impact of generic and branded competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernization Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws including in respect to past practices related to the marketing of Zonegran® which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services (the resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan); failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and in its Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended December 31, 2007				Three Months Ended December 31, 2008
Biopharma- ceuticals	EDT	Total		Biopharma- ceuticals	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
135.1	71.6	206.7	Product revenue	180.6	84.2	264.8
5.2	6.4	11.6	Contract revenue	—	5.0	5.0
140.3	78.0	218.3	Total revenue	180.6	89.2	269.8
71.7	26.1	97.8	Cost of goods sold	96.5	28.4	124.9
68.6	51.9	120.5	Gross margin	84.1	60.8	144.9

			Operating Expenses
68.4	12.4	80.8	Selling, general and administrative(1)	54.4	8.3	62.7
66.3	14.1	80.4	Research and development	71.8	12.2	84.0
3.1	0.1	3.2	Other net charges	20.8	—	20.8
137.8	26.6	164.4	Total operating expenses	147.0	20.5	167.5
(69.2)	25.3	(43.9)	Operating (loss)/income	(62.9)	40.3	(22.6)

18.8	9.8	28.6	Depreciation and amortization	9.5	8.5	18.0
(0.8)	(0.8)	(1.6)	Amortized fees	—	—	—
8.5	2.2	10.7	Share-based compensation	8.2	2.3	10.5
3.1	0.1	3.2	Other net charges	20.8	—	20.8
(39.6)	36.6	(3.0)	Adjusted EBITDA	(24.4)	51.1	26.7

 (1) General and corporate costs have been allocated between the two segments.

Appendix II

Twelve Months Ended December 31, 2007				Twelve Months Ended December 31, 2008
Biopharma- ceuticals	EDT	Total		Biopharma- ceuticals	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
454.6	274.0	728.6	Product revenue	698.6	281.6	980.2
9.3	21.5	30.8	Contract revenue	—	20.0	20.0
463.9	295.5	759.4	Total revenue	698.6	301.6	1,000.2
224.2	113.7	337.9	Cost of goods sold	368.1	123.7	491.8
239.7	181.8	421.5	Gross margin	330.5	177.9	508.4

			Operating Expenses
297.4	44.4	341.8	Selling, general and administrative(1)	244.5	44.5	289.0
212.0	48.4	260.4	Research and development	281.1	47.6	328.7
81.0	3.6	84.6	Other net charges	34.2	—	34.2
590.4	96.4	686.8	Total operating expenses	559.8	92.1	651.9
(350.7)	85.4	(265.3)	Operating (loss)/income	(229.3)	85.8	(143.5)

133.5	36.8	170.3	Depreciation and amortization	33.5	36.6	70.1
(2.5)	(8.7)	(11.2)	Amortized fees	—	(2.5)	(2.5)
34.3	9.1	43.4	Share-based compensation	36.1	9.9	46.0
28.8	3.6	32.4	Other net charges	34.2	—	34.2
(156.6)	126.2	(30.4)	Adjusted EBITDA	(125.5)	129.8	4.3

 (1) General and corporate costs have been allocated between the two segments.